UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

ALBERTO-CULVER COMPANY
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

013078100
(CUSIP Number)

David A. Schwartz Vice President & Assistant Secretary Conopco, Inc. 800 Sylvan Avenue, Englewood Cliffs, New Jersey 07632 Telephone: (201) 894-2753
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
§§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 013078100

(1)	NAMES OF REPORTING PERSONS Conopco, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 13,228,681
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,228,681
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
(14)	TYPE OF REPORTING PERSON CO

   Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Conopco, Inc. that it is the beneficial owner of any of the common stock of Alberto-Culver Company referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 013078100

(1)	NAMES OF REPORTING PERSONS Unilever N.V.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 13,228,681
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,228,681
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
(14)	TYPE OF REPORTING PERSON CO, HC

    Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Unilever N.V. that it is the beneficial owner of any of the common stock of Alberto-Culver Company referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 013078100

(1)	NAMES OF REPORTING PERSONS Unilever PLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 13,228,681
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,228,681
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
(14)	TYPE OF REPORTING PERSON CO, HC

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Unilever PLC that it is the beneficial owner of any of the common stock of Alberto-Culver Company referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed on October 7, 2010 (the “Schedule 13D”) by the Reporting Persons with respect to the common stock, par value $0.01 per share of Alberto-Culver Company.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 1 reflects an increase in the amount of Subject Shares from 11,842,778 to 13,228,681.  This increase of 1,385,903 Subject Shares results from the issuance of 1,385,903 shares of Issuer Common Stock to Carol Bernick as a result of her exercise of certain employee stock options on December 8, 2010.  This Amendment No. 1 also reflects an increase in the Reporting Persons’ beneficial ownership as a percentage of the outstanding shares of Issuer Common Stock from 12.0% to 12.9%.  This increase results from (i) the additional 1,385,903 Subject Shares discussed above and (ii) an updated amount of Issuer Common Stock issued and outstanding.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is amended and restated in its entirety to read as follows:

Pursuant to the Stockholder Agreement, dated as of September 27, 2010 (the “Stockholder Agreement”), among Unilever USA, Leonard Lavin, Carol Bernick and certain other related stockholders of the Issuer (collectively, the “Stockholders”), Unilever USA may be deemed to be the beneficial owner of, in the aggregate, 13,228,681 shares of Issuer Common Stock (the “Subject Shares”).  As the corporate parents of Unilever USA, each of Unilever N.V. and Unilever PLC may be deemed to be indirect beneficial owners of the Subject Shares.  Unilever USA and the Stockholders entered into the Stockholder Agreement to induce the Reporting Persons to enter into the Agreement and Plan of Merger, dated as of September 27, 2010 (the “Merger Agreement”), among Unilever N.V., Unilever PLC, Unilever USA, ACE Merger, Inc., a Delaware corporation and a wholly owned subsidiary of Unilever USA (“Sub”), and the Issuer.  Pursuant to the Merger Agreement, Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Unilever USA (the “Surviving Corporation”).  In the Merger, each share of Issuer Common Stock will be converted into the right to receive $37.50 in cash, without interest.  Consummation of the Merger is subject to certain conditions.  The descriptions of the Merger Agreement and the Stockholder Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 2 and 3 and are incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The first paragraph of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)–(b) As a result of the Stockholder Agreement, Unilever USA may be deemed to be the beneficial owner of the Subject Shares.  As the corporate parents of Unilever USA, each of Unilever N.V. and Unilever PLC may be deemed to be indirect beneficial owners of the Subject Shares.  The Subject Shares constitute approximately 12.9% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer’s representation that there were 102,753,127 shares of Issuer Common Stock issued and outstanding as of the close of business on December 10, 2010.  Subject to certain exceptions, any shares of capital stock of the Issuer acquired or received (including as a result of any stock dividend, stock split, recapitalization, reclassification, combination, conversion, exchange or other like change) by any Stockholder after the date of the Stockholder Agreement will also be subject to the terms of the Stockholder Agreement as Subject Shares.  Accordingly, any such acquisition or receipt of shares of capital stock of the Issuer by any Stockholder may result in each of the Reporting Persons being deemed to be the beneficial owner of such additional shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONOPCO, INC.,

by	/s/ David A. Schwartz
Name: David A. Schwartz
Title: Vice President

UNILEVER N.V.,

by	/s/ David A. Schwartz
Name: David A. Schwartz
Title: Authorized Signatory

UNILEVER PLC,

by	/s/ David A. Schwartz
Name: David A. Schwartz
Title: Authorized Signatory

Dated: December 15, 2010